HMLD Reports Fourth Quarter Results
Page 2
March 6, 1998

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FOR IMMEDIATE RELEASE

                             Contact:  Larry Kordisch Executive Vice
                                       President and Chief Financial
                                       Officer
                                       (405) 879-6600

         HOMELAND STORES ANNOUNCES 8.8% INCREASE IN FOURTH QUARTER
                         EBITDA TO $8,055,000

EBITDA EXCLUDING NONRECURRING ITEMS INCREASES 15.6% FOR 1997

Oklahoma City, Oklahoma (March 6, 1998) David B. Clark, President and Chief Executive Officer of Homeland Holding Corporation (Nasdaq/NM: HMLD), today announced financial results for the fourth quarter and year ended January 3, 1998. For the fourth quarter, a 17-week period, sales were $176,744,000, up 7.4% from $164,490,000 for the fourth quarter of 1996, a 16-week period ended December 28, 1996. EBITDA (earnings before interest, taxes and depreciation and amortization) increased 8.8% to $8,055,000 from $7,406,000. Net income, excluding amortization of reorganization value, was $2,048,000, or $0.43 per diluted share, for the latest quarter, compared with $2,427,000, or $0.51 per diluted share, for the fourth quarter of 1996.

     Sales for the 53-week period ended January 3, 1998 were $527,993,000 compared with $527,773,000 for 1996, a 52-week period. EBITDA grew 15.6% to $22,505,000 from $19,465,000, excluding nonrecurring reorganization items for
1996.   Net income, excluding amortization of reorganization value, was
$3,883,000, or $0.81 per diluted share, for 1997, up from $3,384,000, excluding nonrecurring gains and reorganization items, for 1996.

      Mr. Clark commented, "While we were pleased with the significant growth in EBITDA for the fourth quarter, Homeland's financial results continued to be affected by soft industry conditions that have had an impact throughout most of 1997 on supermarket companies across the nation. In addition to lower food price inflation and more stringent food stamp eligibility requirements, both of which reduced the potential for sales growth, Homeland has faced increased competition, necessitating greater promotional expenditures.
As a result, the Company's sales growth was primarily attributable to the extra week in the latest quarter and to the four stores acquired during the year. Same-store sales for the quarter increased 1.6% from the fourth quarter of the previous year. Excluding the extra week for the latest quarter, they declined 4.5%.

      "Despite sales pressures evident during the year, Homeland accomplished a number of goals during its first full year since its August 1996 reorganization. The Company was solidly profitable for the year, excluding amortization of reorganization value, and its EBITDA margin rose to 4.3%
of sales for the year from 3.7% for 1996. We also invested more than $15 million in upgrading the Company's base of stores in operation, including 20 major and minor remodeling projects to existing stores and the four acquisitions, which raised our base to 70 stores in operation at the end of the year.
      "As we have moved into 1998, we have continued to focus on managing Homeland's costs in the face of the ongoing industry softness expected in the early months of the year. During the year, we intend to invest nearly $13 million in our store ongoing program to refurbish the Company's stores and the expansion of at least two locations. We also will continue to review further opportunities to consolidate our markets through acquisition. Having established the largest presence in our core markets, we believe Homeland is well positioned to benefit from additional acquisition activity."

      Homeland Stores, Inc. is the leading supermarket chain in Oklahoma, southern Kansas, and the Texas panhandle region, operating a total of 70
stores.   The Company operates in four distinct marketplaces:  Oklahoma City,
Oklahoma; Tulsa, Oklahoma; Amarillo, Texas; and certain rural areas of Oklahoma, Kansas and Texas.

                      HOMELAND HOLDING CORPORATION
                     Unaudited Financial Highlights
                  (In thousands, except per share data)

                          17 Weeks     16 Weeks     53 Weeks      52 Weeks
                           Ended        Ended        Ended         Ended
                        January 3,   December 28,   January 3,   December 28,
                           1998          1996         1998           1996
Sales                   $ 176,744     $ 164,490     $ 527,993     $ 527,773
Earnings before interest,
taxes, depreciation and
amortization            $   8,055     $   7,406     $  22,505     $  19,465(1)
Net income (loss)       $  (2,384)(2) $  (2,238)(3) $ (10,644)(2) $  34,687(4)
Earnings (loss) per share:
   Basic                 $  (0.49)(2) $   (0.47)(3) $   (2.23)(2)    n.a. (5)
   Diluted               $  (0.49)(2) $   (0.47)(3) $   (2.23)(2)    n.a. (5)
Weighted average shares
   outstanding:
   Basic                     4,819         4,758         4,783       n.a. (5)
   Diluted                   4,819         4,758         4,783       n.a. (5)

(1) Excludes nonrecurring reorganization items of $25,996.
(2) Includes amortization of excess reorganization value of $4,432, or $0.92 per diluted share, and $14,527, or $3.04 per diluted share, for the 17 weeks and 53 weeks ended January 3, 1998, respectively.
(3) Includes amortization of excess reorganization value of $4,665, or $0.98 per diluted share.
(4) Includes amortization of excess reorganization value of $5,819, nonrecurring reorganization items of $25,996 and an extraordinary gain of $63,118 related to discharged debt.
(5) As a result of the reorganization that was consummated in August 1996, this period includes both successor company and predecessor company results. Therefore, earnings per share data are not comparable to 1997's results.

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